END FUEL CORP.

18775 SW 27th Court

Miramar, FL 33029

Tel: (786) 487-9367

January 21, 2011

Jonathan Groff

Attorney - Advisor

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington DC 20549

Re:	End Fuel Corp. Registration Statement on Form S-1, as amended Filed October 19, 2010 File No. 333-170016

Dear Mr. Groff:

Pursuant to your comment letter dated January 11, 2011 in reference to the above filing, the following will answer accordingly. We have enclosed a marked-up amendment and keyed our answers for your review. Please note the S-1 has been updated with the November 30, 2010 financials.

Registration Statement on Form S-1

Management’s Discussion and Analysis, page 16

Limited Operating History, Need for Additional Capital, page 18

1)

We note your response to comment 2 from our letter dated January 3, 2011 and your revised disclosure. Please further revise to provide more detail on the necessary fund amounts for marketing expenditures and contracts with independent distributors and/or consultants. We note that these expenses are not fixed funding requirements but appear necessary for your business to succeed. Disclose an estimate of the total funds needed over the next 12 months to successfully implement your business plan.

Answer:  We have added disclosures as recommended as follows:

In accordance to our business plan, we plan on spending for marketing expenditures, contracts with independent distributors and/or consultants, between $550 and $15,000 dependent on the success of this offering. Although these marketing expenditures are not fixed funding requirements and are to be structured to be paid as a percentage of revenues collected, the success of the business plan is dependent on a minimum of $5,800 over the next twelve (12) months being allocated and expended for these marketing costs.  In order for the Company to fund a minimum of $5,800 for marketing expenditures, 50% of the common shares of this offering must be sold.

Certain Relationships and Related Transactions, page 22

2)

We note your response to comment 3 from our letter dated January 3, 2011, but because of Mr. Fernandez’s fiduciary relationship with Ms. Shnider’s four minor children it is unclear how the sale between the parties was an “arm’s length” transaction. Please revise to explain how this continuing relationship did not present any potential conflicts of interest for the parts during negotiations.

Answer: We have deleted the words “arm’s length” as this term has several definitions. Additionally, we have added disclosures to better indicate the negotiation process of the intellectual property as follows

The negotiation process took several months to complete and initially resulted in the determination of the purchase price for the intellectual property and then proceeded to negotiate the terms and conditions of the purchase.  As negotiations of this purchase agreement continued, our sole officer and director (Alfred Fernandez) decided he wanted majority voting control of the common shares to successfully implement our business plan.

At closing on July 31, 2010, Tammi Shnider and seven (7) other individuals (including four (4) minor aged children) received 4,500,000 common shares of End Fuel Corp. representing $22,500 as the down payment consideration for the purchase of the children's intellectual property. Of the total common shares issued at closing, 2,000,000 shares were held by minor aged children. Accordingly, our sole officer and director, Alfred Fernandez, negotiated voting rights for these said 2,000,000 shares in order that he may have majority vote and control of the Company.

Should the Commission or the staff, pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please do not hesitate to contact me at your convenience,

Sincerely,

/s/ Alfred Fernandez

Alfred Fernandez, President

End Fuel Corp.

cc: Larry Spirgel, Assistant Director